AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
April 15, 2009
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549
Attn: Cicely LaMothe
          Wilson K. Lee

Re:	AIMCO Properties, L.P.
File No. 000-24497
Form 10-K for the year ended December 31, 2008

Ladies & Gentlemen:
     This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Thomas M. Herzog on behalf of AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), in a letter dated April 2, 2009. The Partnership’s response to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comment in the Staff’s letter.
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Financial Statements and Notes
Consolidated Statements of Income, page F-4
1.	Comment: Reference is made to the presentation of your provision for impairment losses below operating income. Please advise us of your consideration of paragraph 25 of SFAS 144. In addition, please clarify your basis for including losses on notes receivable below operating income.
Response: The Partnership’s consolidated statements of income include provisions for three types of impairment losses: losses on notes receivable; impairment losses on operating real estate; and impairment losses on real estate development assets.

United States Securities and Exchange Commission
April 15, 2009

The Partnership includes losses on notes receivable below operating income to be consistent with the presentation of interest income earned on notes receivable, which is included in non-operating income in accordance with Rule 5-03 item 7 of Regulation S-X.
In assessing the classification of losses on real estate, the Partnership considered paragraph 25 of SFAS 144 as well as the related basis for conclusions in paragraph B54, noting the FASB viewed impairments as analogous to acceleration of depreciation or amortization related to long-lived assets that would otherwise have been reflected in operating income over the remaining life or holding period of the asset. The Partnership agrees with this conclusion related to impairments recognized on assets anticipated to be held on a long-term basis, for which the impairment does result in an acceleration of depreciation. However, the impairments recognized by the Partnership resulted from operating real estate assets that are likely candidates for sale in the near term, but that do not otherwise meet the SFAS 144 criteria to be classified as held for sale. Because these assets are likely candidates for sale, the Partnership would not expect a corresponding amount of depreciation to be recognized in its financial statements. The Partnership considers the impairments more akin to recognizing a loss on the sale of the asset on an accelerated basis, which is a different circumstance from the consideration provided in paragraph B54. Accordingly, the Partnership believes the inclusion in operating income of such impairment losses would not be appropriate.
Real estate development assets include properties in the process of development that are neither generating operating income nor subject to depreciation. As these development properties do not affect operating income, the Partnership does not include related impairment losses in operating income.
Note 11 – Partners’ Capital and Redeemable Preferred Units, pages F-35 – F-39
2.	Comment: We note the preferred and common OP Units owned by third parties are redeemable at the holders’ option and that you reclassified these amounts to temporary equity at December 31, 2008. Given that the equity security is redeemable at the option of the holder, please tell us what consideration you gave to recording these equity securities at redemption value in the mezzanine section of the balance sheet from the date of issuance. Reference is made to EITF Topic D-98. In addition, in a supplemental response, please expand on the policy adopted in December 2008 and how it differs from the policy in place prior to that time.
Response: Common OP Units owned by third parties are classified in Partners’ Capital in the caption “Limited Partners” and were not reclassified into temporary equity at December 31, 2008. The Partnership classifies common OP Units owned by third parties within permanent equity in accordance with paragraphs 4-6 of EITF Topic D-98 as the Partnership, in its sole discretion, may settle such redemption requests in cash or shares of common stock of Apartment Investment and Management Company, or Aimco, based on the terms of the Partnership’s amended and restated limited partnership agreement. The Partnership measures the common OP Units held by third parties at their redemption value in accordance with paragraph 15 of EITF Topic D-98.

United States Securities and Exchange Commission
April 15, 2009

Certain of the Partnership’s redeemable preferred units were reclassified to temporary equity at December 31, 2008. Prior to December 31, 2008, the Partnership preferred units that are redeemable at the holders’ option were recorded at their redemption value in Partners’ Capital based on the Partnership’s view that the ability to settle redemption requests in cash or shares of Aimco common stock is in the Partnership’s sole discretion. In December 2008, the Partnership adopted a policy regarding settlement of preferred unit redemption requests that considers the potential dilutive effect on per share performance measures of the presumed settlement in shares of Aimco common stock under the provisions of paragraph 29 of SFAS 128. The Partnership believes the policy more closely aligns the economic consequences the Partnership evaluates (both currently and historically) when determining whether to settle redemption requests in cash or shares of Aimco common stock. Consistent with historical practice, the policy memorializes the redemption settlement considerations, and the Partnership believes the policy establishes an objective determination sufficient to overcome the presumption of share settlement under FAS 128. Based on the policy and related calculations as of December 31, 2008, redemption requests at December 31, 2008, would be settled in cash, rather than shares of Aimco common stock. Accordingly the Partnership believed classification of the preferred units in temporary equity was appropriate at December 31, 2008. The Partnership measures the preferred units at their redemption value in accordance with paragraph 15 of EITF Topic D-98.
In connection with the Partnership’s implementation of SFAS 160 during the first quarter of 2009, the Partnership reevaluated the provisions of EITF Topic D-98 as they relate to the classification of the redeemable preferred units. The Partnership concluded the ability to settle redemptions through the issuance of shares of Aimco common stock is not solely within the Partnership’s control as the redemption provisions do not cap the number of shares of stock that would be required to settle the redemptions through the issuance of shares. Based on the foregoing and consideration of EITF Topic D-98 paragraph 6, the Partnership believes these preferred units should have been classified within temporary equity from the date of issuance. The Partnership evaluated the misclassification of these preferred units in its consolidated balance sheets and statements of partners’ capital for periods prior to December 31, 2008, and concluded the misstatement was neither quantitatively nor qualitatively material to warrant restatement of prior periods.
     As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions regarding the information provided, please contact Paul Beldin, Senior Vice President and Chief Accounting Officer of AIMCO-GP, Inc., the general partner of the Partnership, at (303) 691-4554 (phone) or (720) 493-6549 (facsimile), or me at (303) 691-4311 (phone) or (303) 300-3276 (facsimile). In addition, in the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include Mr. Beldin as an addressee.
Sincerely,

/s/ David Robertson
David Robertson
President, Chief Investment Officer and Chief
Financial Officer of AIMCO-GP, Inc., the general
partner of AIMCO Properties, L.P.
Cc:     Lisa R. Cohn
          Paul Beldin